

December 1, 2022

Daniel Rogers
Chief Financial Officer
Papaya Growth Opportunity Corp. I
2201 Broadway, #705
Oakland, CA 94612

   Re: Papaya Growth Opportunity Corp. I
     Form 10-K for the fiscal year ended December 31, 2021
     Filed March 31, 2022
     File No. 001-41223

Dear Daniel Rogers:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction